NR06-20

November 30, 2006

KATANGA IRON PROJECT UPDATE

Massive Iron Mineralization returns surface values up to 65.5% Iron.

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to provide an update on its Katanga Iron Project in South-Central Peru, where surficial continuous chip sampling has returned a very positive 57.7% to 65.5% iron over significant intervals.  The Company is currently examining the feasibility of exploiting this premium project through the production of a direct-shipping iron concentrate.

Geological mapping has identified three zones of massive iron-oxide mineralization, referred to as the West, East and South Zones.  The largest exposed body, the West Zone, is 540 metres (1,771 feet) long by 235 metres (770 feet) wide and approximately 100 metres (328 feet) thick.  The East Zone is 450 metres (1,476 feet) long by 110 metres (360 feet) wide and has a minimum true thickness of 20 metres (66 feet).  Finally, the smallest of the bodies, the South Zone, is poorly exposed over approximately 250 metres (820 feet) strike length and 50 metres (164 feet) width with a maximum thickness of 20 metres (66 feet).

A 3D magnetic survey of the property suggests that mineralization remains open, and therefore Cardero believes that there is an excellent possibility of discovering additional massive magnetite mineralization.

Four continuous chip samples returned the following assay values:

Zone	Width m (ft)	Fe (%)	TiO2 (%)	SiO2 (%)	MgO (%)	S (%)	MnO (%)	P2O5 (%)
East	47 m (154 ft)	57.7	0.22	9.72	0.17	0.03	0.18	0.22
East	118 m (387 ft)	63.23	0.21	4.35	0.02	0.08	0.12	0.27
West	233 m (764 ft)	65.56	0.09	3.09	0.26	0.04	0.18	0.27
West	165 m (541 ft)	65.53	0.11	3.12	0.27	0.09	0.21	0.18

The Company is presently obtaining quotations for contract mining and combined truck and rail transportation availability and capacity to the port of Matarani, which is located approximately 650 kilometres to the west of the project area.

Cardero has the option to acquire a 100% interest in the Katanga Iron Project by making aggregate payments of USD 1,850,000 to the Peruvian property owners by June 30, 2008.

Other Iron Properties

The Company is looking forward to proceeding with the next phase of the Iron Sands project if the upcoming sample tests are as encouraging as the last (see NR06-19 - October 12, 2006 for details).

“Katanga is just one of a number of high priority properties in our extensive iron portfolio,” stated president and CEO Henk Van Alphen.  “With the anticipated 2007 iron ore price increases we are attempting to unlock value in a short time frame.”

Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The work program at Katanga project was designed and is supervised by Gary D. Belik, P.Geo, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Stock Options

The Company further announces that, pursuant to its 2004 Incentive Stock Option Plan, it has granted incentive stock options to directors, officers, employees and consultants of the Company, to purchase up to an aggregate 600,000 common shares in the capital stock of the Company.  The options are exercisable on or before November 29, 2008 at a price of $2.00 per share.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 / (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for a significant mine life, the potential for production and sale of a direct shipping iron concentrate, the possibility of concluding an arrangement with third party purchasers of iron concentrates, the possibility of making a decision to produce materials from the Company’s iron ore projects, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to produce a saleable iron concentrate economically, or at all, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to utilize any of the existing infrastructure as part of any production and/or shipping scenario, and the inability of the Company to raise the necessary capital or to be fully able to implement its business strategies, including the mining and direct shipping of an iron concentrate from its Katanga project.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.